

August 31, 2010

VIA U.S. MAIL AND FACSIMILE (502) 875-2544

David C. Novak
Chairman and Chief Executive Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, KY 40213

> **Re:** **Yum! Brands, Inc.**
> **Form 10-K for the fiscal year ended December 26, 2009**
> **Filed February 17, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **File No. 001-13163**

Dear Mr. Novak:

We have reviewed your response to our letter dated August 3, 2010 and have the following additional comment.

Schedule 14A

Executive Compensation, page 28

How we Compensate our Chief Executive Officer; Mr. Novak's Compensation, page 38

1. We note your response to our prior comment number 2. In particular, if you wish to argue that it is appropriate to omit performance targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis at this time. The supplemental analysis should be based upon the disclosure in your April 7, 2010 proxy. In addition, supplementally advise us whether the company's targets for the 2010 fiscal year are expected to be materially different from those of December 26, 2009. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure that the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc:　　John P. Daly, Esq.
　　　　Corporate Counsel